

February 3, 2011

Mr. William George
Executive Vice President and Chief Financial Officer
Comfort Systems USA, Inc.
675 Bering Drive, Suite 400
Houston, TX 77057

> **RE:** **Comfort Systems USA, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Forms 10-Q for the Fiscal Quarters ended March 31, 2010, June 30,**
> **2010 and September 30, 2010**
> **Form 8-K/A Filed on October 6, 2010**
> **Schedule 14A Filed on April 16, 2010**
> **File No. 1-13011**

Dear Mr. George:

We have reviewed your response letter dated January 14, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>DEFINITIVE PROXY STATEMENT FILED APRIL 16, 2010</u>

<u>Compensation Discussion and Analysis, page 17</u>
<u>Elements of Compensation, page 17</u>
<u>Annual Incentive Bonus, page 19</u>

1. We note your response to comment nine in our letter dated December 15, 2010. To the extent material, please confirm that you will disclose the actual EPS (or successor target) result in future filings. We further note that the goals and objectives relating to the Subjective Bonus disclosed in the first paragraph on page 20 are stated in general, representative terms and vary depending on the roles and responsibilities of each officer. In future filings, please provide a brief

description of the individual performance goals under the Subjective Bonus standard for each of your named executive officers.

* * * *

You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or, in her absence, Dietrich King, Staff Attorney, at (202) 551-3338 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief